

June 11, 2015

Scott Dietzen
Chief Executive Officer
Pure Storage, Inc.
650 Castro Street, Suite 400
Mountain View, California 94041

> **Re:** **Pure Storage, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 15, 2015**
> **CIK No. 0001474432**

Dear Mr. Dietzen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In April 2015, Reuters published a news article reporting that, according to people familiar with the matter, you asked investment banks Morgan Stanley, Goldman Sachs and Barclays Plc to lead an initial public offering, which could come later this year. In your response letter, describe the involvement of the registrant, the co-managers, and their affiliates in the dissemination of this information and outline the steps you have taken and procedures you have adopted to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements.

2. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is

included. Please understand that its effect on disclosure throughout the document may
cause us to raise issues on areas not previously commented upon.

3.   Please provide us with mock-ups of any pages that include any pictures or graphics to be
presented. Accompanying captions, if any, should also be provided. We may have
comments after reviewing the materials. For guidance, refer to our Securities Act Forms
Compliance and Disclosure Interpretation 101.02.

4.   Please briefly identify who owns your Class B common stock on the prospectus cover
page.

5.   Please supplementally provide us with support for the following assertions. To the extent
such assertions are management's belief, please clarify.

- Page 1:
    - "10X acceleration in business applications"
    - "industry-leading NetPromoter customer satisfaction survey results"
- Page 3:
    - eliminate more than one year of cumulative application latency every
      month"
- Page 56:
    - "a dramatically better customer experience at a lower overall cost"
- Page 60:
    - "customers can save an average of more than $500,000 annually for every
      250TB of tier-1 performance disk storage replaced with our storage
      platform"

Prospectus Summary

Our Solution, page 3

6.   We note your statement that your platform enables customers to maintain continuous
access to their data without a loss in performance, even in the event of hardware or
software component failures or during upgrades. However, on page 11 you note that a
disadvantage of all-flash storage is limited methods for data recovery and reduced
performance gains. Please explain how data access is maintained and whether it is for all
or a portion of the data.

Risk Factors

Risks Related to Our Business and Industry, page 10

General

7.   We note your disclosure on page 65 of the Love Your Storage Guarantee that allows for a full refund in 30 days, as well as your statement on page 67 that customers may cancel or reschedule orders without penalty. Please tell us what consideration you have given to adding risk factor disclosure regarding your return and cancellation policies, and any impact they may have on your inventory and results of operation.

"We rely on a limited number of suppliers…," page 18

8.   Please describe the material terms of agreements you have with single-source suppliers upon which you are substantially dependent and file the agreements as exhibits under Item 601(b)(10) of Regulation S-K.

Industry and Other Data, page 33

9.   Please provide us with the relevant portions of each industry research report you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

10.   We note you disclose your net losses for the fiscal years ended January 31, 2013, 2014, and 2015 at the top of page 42 and then discuss your intention to invest in research and development and expanding your sales and marketing functions. Please expand these disclosures to discuss how you believe these plans will impact liquidity and future profitability and when you believe you will become profitable. Similarly, for each of the factors you identified as affecting your performance on page 43, discuss how each factor will, or is reasonably likely to, have a material impact on your results of operation or liquidity.   Refer to Section III.B. of SEC Release No. 33-8350, Item 303(A)(1) of Regulation S-K and Financial Reporting Release Section 501.03, Liquidity and Capital Resources.

11.   We note on page F-28 that revenue generated from outside of the United States was approximately 23 percent of total revenue for the year ended January 31, 2015. We further note on page 10 that you intend to increase your international presence. Considering the current significance of, as well as your intention to grow, your

international operations, please expand your disclosures here to address your existing operations outside of the United States, as well as your related expansion plans and the impact that expansion will have on the results of your operations and liquidity. Refer to Section III.B. of SEC Release No. 33-8350, Item 303(A)(1) of Regulation S-K and Financial Reporting Release Section 501.03, Liquidity and Capital Resources.

Our Business Model, page 42

12. We note your disclosure of the additional dollars spent by your customer base in the subsequent twelve months following an initial purchase. Please tell us what consideration you gave to disclosing the percentage revenue from additional purchases for the periods presented. Also clarify whether that additional spending was subsequent period revenue from existing contracts or represent contract additions or renewals.

Business

Our Solution, page 60

13. Please supplementally provide us with the Forrester Consulting study you commissioned. Also file a consent from Forrester Consulting as an exhibit to your registration statement. See Section 7(a) of the Securities Act.

Manufacturing, page 66

14. Please advise whether you have any material agreements with Avnet, Inc. or Hon Hai Precision Industry Co., Ltd., known as Foxconn, upon which you are substantially dependent. If so, please file the appropriate agreements as exhibits under Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 67

15. Please include information regarding the duration of such patents in your discussion of issued patents. See Item 101(c)(1)(iv) of Regulation S-K.

Management

Non-Employee Director Compensation Policy, page 76

16. Please revise to describe the material terms of the compensation policy you intend to adopt for non-employee directors.

Certain Relationships and Related Person Transactions, page 89

Investor Rights Agreement, page 90

17.   Please expand your discussion of the Investor Rights Agreement to provide the disclosure
        required by Item 404(a) of Regulation S-K.

Principal Stockholders, page 92

18.   We note the phrase "may be deemed to have shared voting and investment power" in
        footnotes (4), (5) (7), and (8). We also note the statement in footnote (11) that Mr.
        Speiser "may be deemed to share, with each of the other members of the Management
        Committee…voting and investment power over the shares" and your statement in
        footnote (12) that "RV IV LLC…may be deemed to have indirect beneficial
        ownership.…" Please provide us with a brief legal analysis in support of these
        statements. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the
        Exchange Act.

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

19.   You disclose that revenue is recognized when certain criteria are met. Please tell us and
        clarify your disclosures as to when these criteria are typically met specific to your
        product sales. In this regard, please clarify whether product revenue is recognized upon
        delivery to the channel partners, end user, or at some other point in the sales process.

20.   In addition, for each type of your product and services offerings disclosed on pages 62
        through 65 under "Innovative Technology and Business Model" please tell us how your
        revenue recognition and related cost accounting policies disclose the significant
        accounting judgments associated with those offerings. For example, please advise us as
        to how your policies address what triggers and determines the recognition, timing,
        valuation and deferrals of significant revenues and costs among each of your various
        product and service arrangements. Refer to ASC 235-10-50-3 and SAB Topic 13. B.

21.   We note that your service and maintenance agreements include the right to receive
        unspecified software upgrades and enhancements on a when-and-if-available basis, bug
        fixes, as well as parts replacement services related to the hardware. We also note on page
        42 that your Forever Flash program provides your customers with an included controller
        refresh every three years as part of your maintenance and support agreements. It appears
        the controller refresh could be considered a specified upgrade that may need to be
        evaluated under the multiple element arrangement guidance. Please tell us what this

controller refresh entails, whether it is considered a separate deliverable and a separate unit of accounting, and how you made such determination. If it is considered a separate unit of accounting, please tell us how it is accounted for in these arrangements. Refer to ASC 605-25-25-5.

Note 9. Equity Incentive Plans, page F-20

Repurchase of common Stock in Connection with tender Offers, page F-23

22.   For the November 2013 and July 2014 approved tender offers please explain how you evaluated the guidance in ASC 505-30-30 in measuring and allocating the repurchase price to other elements of the repurchased common stock.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551- 3579, or in her absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: John T. McKenna, Esq.
        Cooley LLP